UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On September 5, 2018, Cellect Biotechnology Ltd. (the “Company”) determined to withdraw the sole proposal to elect an external director at the Company’s Extraordinary Meeting of Shareholders, which was scheduled to be held on September 6, 2018, due to a conflict of interest that disqualified the candidate from serving as an external director. Accordingly, the Extraordinary Meeting of Shareholders has been cancelled. The Company intends to propose a new candidate for election as an external director and to convene a shareholders’ meeting to approve such candidate at the earliest opportunity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: September 5, 2018		Title: Chief Financial Officer